June 22, 2017

Canabo Opens Second Nova Scotia Clinic and Announces Appointment of
Garry Stewart as Chief Financial Officer

June 22, 2017 - Vancouver, BC - Canabo Medical Inc. (TSXV:CMM) (OTCQB: CAMDF)(“Canabo” or the “Company”) is pleased to announce it has opened its second clinic in Nova Scotia for a total of 22 clinics and partner clinics nationwide. The new clinic, located in Wolfville, Nova Scotia is now accepting referrals. As the second clinic for the province of Nova Scotia, this opening represents a broadening of Canabo’s national clinic footprint.

As previously discussed on June 5 in the Company’s Corporate Update, the clinic reports new patient volumes continue at record levels.

Dr. Neil Smith, Executive Chairman of Canabo Medical Inc. stated, “As explained in our June 5th Corporate Update we reiterate, there was no fundamental reason for the sharp decline in our share price during May. The Company’s operating fundamentals and growth trajectory remain strong.”

Canabo also announces today the appointment of Mr. Garry Stewart as Chief Financial Officer.

Mr. Stewart is a Chartered Professional Accountant who brings over 25 years of professional experience to the role. Prior to joining Canabo, Mr. Stewart served as CFO, Vice President Finance at TAR Investments Ltd., including Datarite Ltd. and Atlantic Business Interiors Ltd.

Mr. Stewart replaces Mr. Rob Randall as Chief Financial Officer. Mr. Randall is leaving Canabo to focus on his other CFO roles but will continue to support and assist Mr. Stewart during the transition. John Philpott, President & CEO of Canabo, commented, “I would like to thank Rob for his service to Canabo. He played a key role in the RTO transaction as well as the growth of the business. We wish him well in his future endeavours.”

About the Company

Canabo wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada’s largest physician led referral-only clinics for medical cannabis. Established in 2014, Canabo now has 22 clinics across Canada, with additional locations planned to open in 2017. Canabo operates referral-only medical clinics dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Canabo are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

Forward-Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect Canabo Medical Inc.’s current expectations regarding future events. These forward-looking statements involve known and unknown risks and uncertainties that could cause Canabo’s actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, the Company’s ability to access capital, the successful and timely completion of opening clinics, regulatory changes, competition, approvals and other business and industry risks.

The forward-looking statements in this press release are also based on a number of assumptions which may prove to be incorrect. Forward-looking statements contained in this press release represent views only as of the date of this release and are presented for the purpose of assisting potential investors in understanding Canabo’s business and may not be appropriate for other purposes. Canabo does not undertake to update forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation. Investors are cautioned not to rely on these forward-looking statements and are encouraged to consult with a professional investment advisor.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information, please contact:

Ms. Bianca Müller
Telephone: +1-902-334-1700
Email: media@cmclinic.ca
www.canabocorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.